Filed by Zebra Holdco, Inc.

Registration Statement File No. 333-198695

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

TRANSCRIPT OF SPENCER RASCOFF’S OCTOBER 21, 2014 APPEARANCE ON CNBC

Amanda Drury, Street Signs, Host:

Bullish signals for housing today, existing home sales rising 2.4% In September reaching the highest level of the year and the FDIC easing mortgage bond rules for banks to boost home lending. Well Zillow Spencer Rascoff joins us now, first on CNBC to breakdown these headlines. Spencer great of you to join us today. You know real estate people tend to be extremely bullish and say everything is wonderful even when things aren’t necessarily. So to go against your DNA here, we’ve just given a couple bullish headlines. What are the problems? Is the market cooling down?

Spencer Rascoff, Zillow, CEO:

Well, those are bullish headlines and I agree with what they say about the market, but the housing market is cooling. So to give you more data, earlier in the year home values were increasing about 8% year over year and now they’re increasing 6.5% year over year and we think over the next 12 months they increase about 3% year over year. So the rate of appreciation is undoubtedly slowing. What’s driving this is very counter intuitive.

As home values have increased, homeowners in negative equity have decreased.

Now around 17% of all homeowners with a mortgage have no equity in their home, are upside down on their home, which is terrible but it’s actually much better than it used to be. So it’s all about inventory levels at this point. If you are upside down on your loan you basically can’t sell your home and that leaves to constrained inventory. So parts of the country like Las Vegas or Florida which had huge declines during the housing bust. They have high rates of negative equity, so very limited inventory, and the home values are appreciating very quickly. A lot of the rest of the country where there is more inventory coming online as negative equity lessened, home values are appreciating more slowly.

Brian Sullivan, Street Signs, Host:

And there Spencer is the paradox. Right? As home prices go up people who have not been able to sell their homes or have been unwilling to sell their homes for years suddenly say ah ha maybe we can make money now. Everybody dumps their home on the market at the same time and prices fall. Are we smarter than that?

Spencer Rascoff:

No. We’re not. Housing is a cyclical market. The good news is everyone has much more information during this part of the cycle than we did five years ago because the internet has allowed us to have access to this great data. The bad news is there is a lot of psychology and homeowners are prone, like in so many parts of the economy it sort of swings good and bad based on overall economic sentiment. But what’s happening now depends on what part of the country that you’re in, so if you are lucky enough to live in Manhattan, for example, home values are increasing 17% year over year. If you’re lucky enough to live in the bay area, well I should say if you’re lucky enough to be a home owner in Manhattan or a home owner in the bay area. If you live there and you don’t own a home it is hard to afford to buy in. The bay area is seemingly impervious to any housing downturn because of the strength of the technology climate in the bay area. And as a result home values just keep up, up, up.

Amanda Drury:

Since we don’t have a whole pile of time here, Spencer, I’m just going to move off the topic of housing and move to what you specifically are doing. You bought Trulia earlier on this year and I think it’s closing next year, any other acquisitions on the horizon? Are you interested in still acquiring?

Spencer Rascoff:

We’re always interested; Trulia will make our ninth acquisition. Nothing further to announce today. We hope to close Trulia in the first quarter, and I am excited about that next stage of the company. We think operating multiple brands; Street Easy in New York, Hot Pads is our rental brand, Zillow and Trulia as the core real estate brands. We think as a real estate media company much like NBC Universal operates multiple brands, MSNBC, NBC, CNBC, Bravo, E, etcetera, we think operating multiple real estate media brands makes a lot of sense and it allows advertisers to reach a much larger audience across multiple brands.

Amanda Drury:

Spencer Rascoff great to have you on the show. First on CNBC, Thank you.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow, Inc.’s (“Zillow”) proposed acquisition of Trulia, Inc. (“Trulia”) (the “Proposed Transaction”). Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, under the caption “Risk Factors” in the Registration/Joint Proxy Statement (as defined below), and in Zillow’s other filings with the Securities and Exchange Commission (the “SEC”). Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the Proposed Transaction, a new holding company, Zebra Holdco, Inc. (“Holdco”), has filed a Registration Statement on Form S-4 with the SEC, which includes a registration statement and preliminary prospectus with respect to Holdco’s shares to be issued in the Proposed Transaction and a preliminary joint proxy statement of Zillow and Trulia with respect to the Proposed Transaction (the “Registration/Joint Proxy Statement”). The information in the preliminary Registration/Joint Proxy Statement is not complete and may be changed. The definitive Registration/Joint Proxy Statement will be mailed to shareholders of Zillow and stockholders of Trulia after the Registration Statement on Form S-4 is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION /JOINT PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the Registration /Joint Proxy Statement at the SEC’s website at www.sec.gov. Copies of the Registration/Joint Proxy Statement, and the filings that are incorporated by reference therein, may also be obtained, without charge, by contacting Zillow Investor Relations at (206) 470-7137 or by going to Zillow’s website, www.zillow.com, under the heading “Investors”. These documents may also be obtained, without charge, by contacting Trulia Investor Relations at (415) 400-7238 or going to Trulia’s website, www.trulia.com, under the tab “Investor Relations”.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zillow or Trulia security holders in connection with the Proposed Transaction is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. In addition, information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration /Joint Proxy Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.